FORM 6-K
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                           REPORT OF FOREIGN ISSUER


                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934




                          For the month of May, 2008


                                 UNILEVER N.V.
                (Translation of registrant's name into English)

     WEENA 455, 3013 AL, P.O. BOX 760, 3000 DK, ROTTERDAM, THE NETHERLANDS
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                         Form 20-F..X.. Form 40-F.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):_____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):_____


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes ..... No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Exhibit 99 attached hereto is incorporated herein by reference.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                          UNILEVER N.V.

                                                         /S/ K. VAN DER GRAAF
                                                         By  K. VAN DER GRAAF
                                                             DIRECTOR



                                                        /S/ R. KUGLER
                                                        By  R. KUGLER
                                                            DIRECTOR


Date: 08 May, 2008

                            EXHIBIT INDEX
                            -------------

EXHIBIT NUMBER              EXHIBIT DESCRIPTION


99                          Notice to Euronext, Amsterdam dated 08 May, 2008
                            1st Quarter Results

Exhibit 99





                           FIRST QUARTER RESULTS 2008


KEY FINANCIALS
 (unaudited)

EUR million                                           First Quarter 2008
                                                                 Increase/(Decrease)
                                                Current         Current     Constant
                                                  rates           rates        rates

Turnover                                          9 571             0 %          6 %
Operating profit                                  1 815            39 %         46 %
Pre-tax profit                                    1 782            34 %         39 %
Net profit                                        1 407            34 %         39 %

EPS (Euros)                                        0.47            35 %         39 %


A STRONG START TO THE YEAR

Financial Highlights

-    Underlying sales growth of 7.2%.

- Operating margin of 19.0%, including EUR517 million disposal profits. Underlying improvement in operating margin of 0.3 percentage points before restructuring and disposals.

-    Earnings per share up 35%, boosted by the disposal profits.


Operational Highlights

- Broad-based growth across regions and categories, with Developing and Emerging markets particularly strong.

- Increasing contribution from pricing, up 4.8%, in response to rising commodity costs.

- Further progress with accelerated restructuring plan including the start-up of three multi-country organisations in Europe and steps to increase supply chain productivity.

- Sale of Boursin and extension of the Pepsi/Lipton JV completed in the first quarter. Acquisition of Inmarko, the leading Russian ice cream company, completed in April.

GROUP CHIEF EXECUTIVE COMMENT

"We have had a good start to the year, with strong organic growth across our categories and an underlying improvement in operating margin.

We continue to invest behind our brands, while taking the necessary pricing action to recover a sharp increase in commodity costs. We have a strong innovation programme for 2008, with many important initiatives already in the market. We expect our productivity and value improvement initiatives to continue to deliver excellent results.

The disciplined execution of our strategy, together with the combined advantage of strong brands, a product range serving consumer's everyday needs and our broad geographical footprint, leave us well placed to deliver competitive growth with an underlying improvement in operating margin in 2008, despite challenging conditions.

While it is early in the year, we now expect underlying sales growth in 2008 to exceed our 3-5% target range."


Patrick Cescau, Group Chief Executive                                 8 May 2008





                      UNILEVER FIRST QUARTER RESULTS 2008

In the following commentary we report underlying sales growth (USG) at constant exchange rates, excluding the effects of acquisitions and disposals. Turnover includes the impact of exchange rates, acquisitions and disposals. Unilever uses 'constant rate' and 'underlying' measures primarily for internal performance analysis and targeting purposes. We also comment on trends in operating margins before RDIs (restructuring, disposals, impairments and other items), and use the movements in Ungeared Free Cash Flow and Return On Invested Capital to measure progress against our longer-term value creation goals. Unilever believes that such measures provide additional information for shareholders on underlying business performance trends. Such measures are not defined under IFRS and are not intended to be a substitute for GAAP measures of turnover, operating margin, profit, EPS and cash flow. Further information about these measures is available on our website at www.unilever.com/ourcompany/ investorcentre


1.     SUMMARY OF BUSINESS PERFORMANCE FOR THE FIRST QUARTER

Underlying sales grew by 7.2%, with 2.3% from volume and a 4.8% increase in price.

Europe grew by 2.3% against a relatively strong comparator. There was continued excellent growth in Russia and solid performances across most of Western Europe, notably the UK, but a weaker quarter in Germany. The Americas grew 6.4% with sales up 4.3% in North America and 9.6% in Latin America, helped by further positive developments in Mexico and Brazil and robust sales elsewhere. Asia Africa grew 14.2% with double-digit increases in almost every country in the region.

Growth was broad-based, with all categories up by more than 5%. This came from a combination of price growth, new product innovation and increasing consumption in Developing and Emerging markets. Tea, ice cream, spreads and laundry were particularly strong. Growth in personal care of 5.8% was lower than in a strong first quarter of 2007, reflecting a more even phasing of innovation.

Advertising and promotions increased broadly in line with sales, with almost all of the additional investment going to advertising in priority markets.

Commodity cost increases accelerated further in the quarter. We have continued to manage through this with a combination of innovation-led growth, savings programmes and price increases, to deliver an underlying improvement in operating margin.


2.     FINANCIAL COMMENTARY

2.1   Turnover

Underlying sales growth was 7.2%.   Turnover growth, including the effects of
disposals and the strengthening of the Euro against other currencies, was 0.5%.

2.2   Operating profit

Operating profit was 39% higher, and operating margin, at 19.0%, was 5.3 percentage points higher than a year ago. This included EUR517 million profits on disposals, mainly from the sale of the Boursin cheese business and the extension of the Pepsi/Lipton joint venture for ready-to-drink tea. Before the impact of restructuring and disposals the operating margin showed an underlying increase of 0.3 percentage points.

Commodity costs increased by EUR400 million, or 4.2 percentage points of sales, in the quarter.

Advertising and promotions increased in absolute terms, and was 0.1 percentage points lower as a percentage of sales.

2.3   Finance costs and tax

Costs of financing net borrowings were 16% higher than last year reflecting a combination of higher average net debt and higher interest rates.

The tax rate in the quarter was 22%, in line with last year. The rate benefited from low tax on disposal profits and favourable settlement of outstanding tax issues. The underlying tax rate for the year is expected to be closer to our long-term guidance of 26%.

2.4   Joint ventures, associates and other income from non-current investments

Our share in net profit from joint ventures increased to EUR44 million. This largely reflects the extension of the Pepsi/Lipton joint venture for ready-to-drink tea, including a one-time gain in Portugal.

Share of net profit of associates and other income from non-current investments, at EUR9 million, was EUR64 million lower than last year, entirely due to lower profits on disposals.

2.5      Net profit and earnings per share

Net profit increased by 31% and EPS by 35%.   EPS growth, before the impact of
restructuring, disposals and other items, was 2% at current rates, or 6% at constant rates.

2.6   Share buy-backs

As part of the planned 2008 share buy-back of at least EUR1.5 billion, we bought back 29.2 million shares at a value of EUR604 million in the first quarter.

2.7   Cash flow

Net cash flow from operating activities was EUR0.1 billion lower than last year. In addition to the normal seasonal increase in working capital, there was an additional outflow of EUR0.3 billion largely as a result of higher commodity-driven prices and the planned build up of stocks during the change programme. The higher working capital outflow was partly offset by lower cash contributions to pension funds and favourable tax rebates.

2.8  Balance sheet

Working capital shows the normal seasonal increase during the first quarter. In addition, increases in raw materials costs have flowed through into working capital balances. Trade payables and other current liabilities include the amount outstanding for the buy-back of shares under an irrevocable contract.

The overall funding position of the Group's pension arrangements improved during the first quarter as the impact of higher discount rates outweighed falls in
asset values.   The overall net liability for all arrangements was EUR0.8
billion at the end of the quarter, down from EUR1.1 billion at the start of the year.

The euro has strengthened against the currencies of many of the group's operations, reducing the translated values of assets and liabilities.


3.     OPERATIONAL REVIEW

3.1 Europe
                                                                               First Quarter 2008
                                                                                                              %
                                                                                                     Underlying
                                                                                                 %        sales
                                                                        2008       2007     Change       growth

Turnover (EUR million)                                                 3 494      3 544      (1.4)          2.3

Operating Margin (%)                                                    28.3       14.4
Impact of RDIs (%)*                                                     11.9      (1.3)

*  Restructuring, business disposals and other items

Growth

Underlying sales grew 2.3%, all from pricing. The overall growth rate was slightly lower than the average of the last twelve months, reflecting a strong comparator in the first quarter of 2007.

Central and Eastern Europe (see also note 4 on page 12) grew 10.5%, mostly from volume. Another excellent quarter of growth in Russia was supported by robust sales in Poland and Hungary.

Western Europe grew 1.2%. The Netherlands, UK and Italy all saw a combination of volume and price growth, while France was slightly ahead in challenging
conditions.   Sales in Germany were lower, after a strong finish to last year.
This reflects the timing of promotions and price increases, and a competitive market.

There were again some extra sales in the quarter ahead of price increases and systems implementations, similar to the effect in the last quarter of 2007, with no net impact in the quarter.

Profitability

The operating margin of 28.3% includes the profits on the disposal of Boursin and extension of the Pepsi/Lipton joint venture for ready-to-drink tea. Before these items, and restructuring charges, there was an improvement in margin of
0.7 percentage points. This improvement has been driven by lower overhead costs as we benefit from the ongoing restructuring programme. Pricing action and materials savings programmes have helped to mitigate the effect of commodity cost increases.

Accelerating change

Further progress was made on the portfolio shaping and restructuring programmes. We completed the sale of Boursin cheese and the expansion of the ready-to-drink tea joint venture with Lipton to include all countries in Europe. In April we completed the acquisition of Inmarko ice cream in Russia. Three new multi-country organisations started up in January. Supply chain improvements are well under way, and now include the announcement of centralisation of transport management in Poland.

Innovation

Vitality is the key theme of our innovation programme in Europe. At the same time a number of initiatives are being pursued which drive margin improvement through cost reduction and value enhancement.

We are strengthening the nutritional credentials of our brands through the new Knorr 'eat colour' soups range and the Rama 'healthy oils' campaign. Our partnership with the Rainforest Alliance has seen the certification of Lipton Yellow Label teas across the region and PG Tips in the UK. In ice cream we have extended the Frusi range of fruit, yoghurt and cereal snacks, and launched new Magnum 'minis'. Lower fat spreads and dressings, such as Hellmann's new 'free range egg' extra light mayonnaise, offer a healthy option while at the same time reducing our dependence on costly vegetable oils.

A global initiative for the 'Dirt is Good' laundry brand has seen the introduction of new 'Active Clean' products which offer improved cleaning performance as well as longer-lasting freshness through encapsulated fragrance technology. The latest Axe fragrance, 'Chocolate' has been launched across the region, and Clear shampoo continues to build its presence in Russia with new variants. The amount of packaging in our products is being reduced through the moves to concentrated liquid laundry products, upside-down roll-on deodorants that also provide superior performance, and a new design for Dove bodywash.


3.2 The Americas

                                                                               First Quarter 2008
                                                                                                              %
                                                                                                     Underlying
                                                                                                 %        sales
                                                                        2008       2007     Change       growth

Turnover (EUR million)                                                 3 139      3 231      (2.8)          6.4

Operating Margin (%)                                                    13.9       14.4
Impact of RDIs (%)*                                                    (0.8)      (0.6)

*  Restructuring, business disposals and other items

Growth

Underlying sales grew 6.4%, including price increases of 5.9%.

In the US, the aggregate market growth of our categories has remained steady. Within this, foods categories are higher, due to pricing, while personal care markets are weaker. Our own sales in the US grew 4.9%, slightly ahead of the market.

Our business in Latin America returned to strong growth, up by 9.6%. This included a further improvement in Mexico and a solid performance in Brazil, as well as good performances in Argentina, Chile and Colombia.

Profitability

The operating margin, at 13.9%, was 0.5 percentage points lower than a year ago. On an underlying basis the margin was 0.3 percentage points lower, reflecting increased investment in advertising and promotions as a percentage of sales, all behind priority initiatives in Latin America. Pricing action and savings programmes fully offset the impact of higher commodity costs.

Accelerating change

We are progressing with the disposal process for our North American laundry business and have had interest from a number of parties. Meanwhile, the business continues to perform satisfactorily and we have a healthy programme of innovations.

The move to a single head office location for the US business is well under way and will be complete by the middle of this year. The integration of the US ice cream business is progressing and the Canadian ice cream integration is complete. At the beginning of May we transferred our financial shared services in Latin America to CapGemini.

Innovation

We launched Wishbone 'Bountifuls' dressings, full of flavour and less than one gram of fat per serving, and a new Hellmann's light mayonnaise with an even better taste. These initiatives are helping to stimulate increased consumption of lower fat products. Hellmann's has also introduced an olive oil based mayonnaise and we have launched Ragu and Bertolli sauces in convenient microwaveable pouches.

In the US, the move to concentrated liquids is proceeding to plan, and in the first quarter we introduced Snuggle 'FRESH Release' fabric softeners. The new 'Dirt is Good' laundry mix with improved cleaning and longer-lasting freshness has been introduced in Brazil, Argentina and Chile.

The new Dove 'Go Fresh' range includes skin cleansing bars, body washes,
deodorants, mists and shampoos.   Axe 'Bullet' in a new pocket size and '
proximity' body sprays with more subtle fragrances broaden the brand's appeal.


3.3 Asia Africa

                                                                               First Quarter 2008
                                                                                                              %
                                                                                                     Underlying
                                                                                                 %        sales
                                                                        2008       2007     Change       growth

Turnover (EUR million)                                                 2 938      2 753        6.7         14.2

Operating Margin (%)                                                    13.2       11.9
Impact of RDIs (%)*                                                        -      (0.7)

*  Restructuring, business disposals and other items

Growth

Underlying sales growth accelerated to 14.2%. This included continued volume gain of 7.5% and price increases of 6.3%.

The good performance remains very broad-based, with most countries, and most
categories, growing more than 10%.   India, China and Turkey have been
particularly strong in terms of both sales and market share gain. Australia, Japan and Thailand were weaker against relatively tough comparators in the first quarter of last year.

Profitability

The operating margin, at 13.2%, was 1.3 percentage points higher than last year. The underlying improvement was 0.6 percentage points, driven by overheads savings programmes and the benefit of higher sales on fixed costs and marketing investment. Higher commodity costs were largely offset by pricing action and materials savings programmes.

Accelerating change

Plans to move to a single SAP system for the region are progressing, with South Africa going live in January and joining Turkey, Arabia and Israel where the implementation is already complete. Further roll-outs are planned through 2008 and 2009.

We have announced the formation of a regional supply chain organisation, to be based in Singapore.

Innovation

Clear shampoo continues to strengthen its position in the countries where it was launched last year. An updated Sunsilk range with new variants and advertising campaign oriented to younger consumers has been introduced in India, Indonesia
and the Philippines.   The Pond's range has been revitalised in most of the
larger countries with the launch of 'Age Miracle' and 'Flawless White' and the core moisturing range is now being renovated.

In laundry, we have introduced multi-chamber sachets under the Surf Excel brand in India. In Turkey a series of initiatives include the new global 'Dirt is Good' mix, and more 'natural' propositions for Surf and Rinso.

The new Knorr bouillon jellies for preparing thick soups are building distribution in China. Lipton green teas have been launched in Turkey, and gained Rainforest Alliance certification in Japan. Amaze nutritional snacks, launched last year in Turkey, have been introduced in India.



CAUTIONARY STATEMENT

This announcement may contain forward-looking statements, including ' forward-looking statements' within the meaning of the United States Private Securities Litigation Reform Act of 1995. Words such as 'expects', ' anticipates', 'intends' or the negative of these terms and other similar expressions of future performance or results, including financial objectives to 2010, and their negatives are intended to identify such forward-looking statements. These forward-looking statements are based upon current expectations and assumptions regarding anticipated developments and other factors affecting the Group. They are not historical facts, nor are they guarantees of future performance. Because these forward-looking statements involve risks and uncertainties, there are important factors that could cause actual results to differ materially from those expressed or implied by these forward-looking statements, including, among others, competitive pricing and activities, consumption levels, costs, the ability to maintain and manage key customer relationships and supply chain sources, currency values, interest rates, the ability to integrate acquisitions and complete planned divestitures, physical risks, environmental risks, the ability to manage regulatory, tax and legal matters and resolve pending matters within current estimates, legislative, fiscal and regulatory developments, political, economic and social conditions in the geographic markets where the Group operates and new or changed priorities of the Boards. Further details of potential risks and uncertainties affecting the Group are described in the Group's filings with the London Stock Exchange, Euronext Amsterdam and the US Securities and Exchange Commission, including the Annual Report on Form 20-F. These forward-looking statements speak only as of the date of this document. Except as required by any applicable law or regulation, the Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in the Group's expectations with regard thereto or any change in events, conditions or circumstances on which any such statement is based.



CONDENSED FINANCIAL STATEMENTS



INCOME STATEMENT
(unaudited)

EUR million                                                                             First Quarter
                                                                                                         Increase/
                                                                                  2008      2007        (Decrease)
                                                                                                  Current Constant
                                                                                                    rates    rates
Continuing operations:

Turnover                                                                         9 571     9 528      - %      6 %

Operating profit                                                                 1 815     1 302     39 %     46 %

After (charging)/crediting:
   Restructuring, business disposals and other items (see note 3)                  393      (86)

Net finance costs                                                                 (86)      (70)
   Finance income                                                                   24       27
   Finance costs                                                                 (145)     (131)
   Pensions and similar obligations                                                 35        34

Share in net profit/(loss) of joint ventures                                        44        27
Share in net profit/(loss) of associates                                             9        48
Other income from non-current investments                                            -        25

Profit before taxation                                                           1 782     1 332     34 %     39 %

Taxation                                                                         (375)     (280)

Net profit from continuing operations                                            1 407     1 052     34 %     39 %

Net profit/(loss) from discontinued operations                                       -        22

Net profit for the period                                                        1 407     1 074     31 %     36 %

Attributable to:
     Minority interests                                                             68        61
     Shareholders' equity                                                        1 339     1 013     32 %     37 %

Combined earnings per share
     Continuing operations (Euros)                                                0.47      0.34     37 %     42 %
     Continuing operations - diluted (Euros)                                      0.46      0.33     37 %     42 %

     Discontinued operations (Euros)                                                 -      0.01
     Discontinued operations - diluted (Euros)                                       -      0.01

     Total operations (Euros)                                                     0.47      0.35     35 %     39 %
     Total operations - diluted (Euros)                                           0.46      0.34     34 %     39 %



STATEMENT OF RECOGNISED INCOME AND EXPENSE
(unaudited)

EUR million                                                                        First Quarter
                                                                                       2008          2007

Fair value gains/(losses) on financial instruments net of tax                          (76)             1
Actuarial gains/(losses) on pension schemes net of tax                                   77           450
Currency retranslation gains/(losses) net of tax                                      (671)          (13)

Net income/(expense) recognised directly in equity                                    (670)           438

Net profit for the period                                                             1 407         1 074

Total recognised income and expense for the period                                      737         1 512

Attributable to:
     Minority interests                                                                  37            61
     Shareholders' equity                                                               700         1 451



CASH FLOW STATEMENT
(unaudited)

EUR million                                                                          First Quarter
                                                                                       2008          2007

Operating activities
Cash flow from operating activities                                                     268           451
Income tax paid                                                                       (160)         (249)
Net cash flow from operating activities                                                 108           202

Investing activities
Interest received                                                                        38            11
Net capital expenditure                                                               (217)         (194)
Acquisitions and disposals                                                              497            14
Other investing activities                                                               71            64
Net cash flow from/(used in) investing activities                                       389         (105)

Financing activities
Dividends paid on ordinary share capital                                               (39)         (157)
Interest and preference dividends paid                                                 (61)          (85)
Change in financial liabilities                                                         265           647
Share buy-back programmes                                                             (604)          (92)
Other movements on treasury stock                                                         4            13
Other financing activities                                                              (2)          (36)
Net cash flow from/(used in) financing activities                                     (437)           290

Net increase/(decrease) in cash and cash equivalents                                     60           387

Cash and cash equivalents at the beginning of the year                                  901           710

Effect of foreign exchange rate changes                                                (27)            63

Cash and cash equivalents at the end of period                                          934         1 160



BALANCE SHEET
(unaudited)

EUR million                                                                    As at            As at         As at
                                                                          31 March      31 December      31 March
                                                                              2008             2007          2007

Non-current assets
Goodwill                                                                    11 804           12 244        12 393
Intangible assets                                                            4 353            4 511         4 744
Property, plant and equipment                                                5 942            6 284         6 165
Pension asset for funded schemes in surplus                                  2 155            2 008         1 779
Deferred tax assets                                                            935            1 003         1 164
Other non-current assets                                                     1 229            1 324         1 240
Total non-current assets                                                    26 418           27 374        27 485

Current assets
Inventories                                                                  4 305            3 894         4 140
Trade and other current receivables                                          4 790            4 194         4 833
Current tax assets                                                             239              367           160
Cash and cash equivalents                                                    1 254            1 098         1 535
Other financial assets                                                         167              216           266
Non-current assets held for sale                                               142              159            17
Total current assets                                                        10 897            9 928        10 951

Current liabilities
Financial liabilities                                                      (4 121)          (4 166)       (5 102)
Trade payables and other current liabilities                               (8 372)          (8 017)       (8 096)
Current tax liabilities                                                      (430)            (395)         (664)
Provisions                                                                   (868)            (968)         (874)
Liabilities associated with non-current assets held for sale                     -             (13)             -
Total current liabilities                                                 (13 791)         (13 559)      (14 736)
Net current assets/(liabilities)                                           (2 894)          (3 631)       (3 785)
Total assets less current liabilities                                       23 524           23 743        23 700

Non-current liabilities
Financial liabilities due after one year                                     5 678            5 483         4 353
Non-current tax liabilities                                                    218              233           211
Pensions and post-retirement healthcare benefits liabilities:
      Funded schemes in deficit                                                853              827           785
      Unfunded schemes                                                       2 077            2 270         3 305
Provisions                                                                     741              694           881
Deferred tax liabilities                                                     1 294            1 213         1 108
Other non-current liabilities                                                  226              204           252
Total non-current liabilities                                               11 087           10 924        10 895

Equity
Shareholders' equity                                                        11 977           12 387        12 234
Minority interests                                                             460              432           571
Total equity                                                                12 437           12 819        12 805
Total capital employed                                                      23 524           23 743        23 700

NOTES TO THE FINANCIAL STATEMENTS
(unaudited)


1     ACCOUNTING INFORMATION AND POLICIES

The condensed interim financial statements are based on International Financial Reporting Standards (IFRS) as adopted by the EU and IFRS as issued by the International Accounting Standards Board, and have been prepared in accordance with International Accounting Standard (IAS) 34 'Interim Financial Reporting'. The basis of preparation is consistent with that applied for the year ended 31 December 2007.

The condensed financial statements are shown at current exchange rates, while percentage year-on-year changes are shown at both current and constant exchange rates to facilitate comparison.

The income statement on page 8 and the statement of recognised income and expense and the cash flow statement on page 9 are translated at rates current in each period. The balance sheet on page 10 is translated at period-end rates of exchange.

The financial statements attached do not constitute the full financial statements within the meaning of Section 240 of the UK Companies Act 1985. Full accounts for Unilever for the year ended 31 December 2007 will be delivered to the Registrar of Companies. The auditors' report on these accounts was unqualified and did not contain a statement under Section 237(2) or Section 237
(3) of the UK Companies Act 1985.


2     NON-GAAP MEASURES

In our financial reporting we use certain measures that are not recognised under IFRS or other generally accepted accounting principles (GAAP). We do this because we believe that these measures are useful to investors and other users of our financial statements in helping them to understand underlying business performance. Wherever we use such measures, we make clear that these are not intended as a substitute for recognised GAAP measures. Wherever appropriate and practical, we provide reconciliations to relevant GAAP measures.

The principal non-GAAP measure which we apply in our quarterly reporting is underlying sales growth, which we reconcile to changes in the GAAP measure turnover in note 4. We also report annually against two further non-GAAP measures: Ungeared Free Cash Flow and Return on Invested Capital. Further information about these measures and their reconciliation to GAAP measures is given on on our website at www.unilever.com/ourcompany/investorcentre


3     SIGNIFICANT ITEMS WITHIN THE INCOME STATEMENT

In our income statement reporting we recognise restructuring costs, profits and losses on business disposals and certain other one-off items, which we collectively term RDIs. We disclose on the face of our income statement the total value of such items that arise within operating profit. In our operating review by geographic segment and in note 4 we highlight the impact of these items on our operating margin. The impact of these items, and of similar items arising within other elements of our income statement, on our reported net profit for the first quarter was as follows:


EUR million                                                                             First Quarter
                                                                                        2008          2007
RDIs within operating profit:
     Restructuring                                                                     (124)         (121)
     Business disposals                                                                  517            30
     Other one-off items                                                                   -             5
                                                                                         393          (86)
Tax effect of RDIs within operating profit:                                             (61)            35
RDIs arising below operating profit:                                                      24            80
Total impact of RDIs on net profit                                                       356            29


The impact of RDIs on reported Earnings Per Share is given in note 9.


4    SEGMENTAL ANALYSIS (Continuing operations)

On 28 February 2008 Unilever announced a number of organisational changes. As part of these changes, our operations in Central and Eastern Europe will in future be managed within an enlarged region together with those in Asia and Africa, with Western Europe becoming a standalone region. Since these changes are taking place progressively during the remainder of 2008, we are continuing to report quarterly against our structure as it applied in 2007. In our fourth quarter reporting for 2008 we will provide additional analysis of our regional results against the new structure, including restated amounts for each of the quarters of 2008, and will report on the new basis thereafter.

By geography - First Quarter

EUR million                                                      Europe      Americas  Asia Africa         Total

Turnover
     2007                                                       3 544         3 231        2 753         9 528
     2008                                                       3 494         3 139        2 938         9 571
Change                                                         (1.4)%        (2.8)%        6.7 %         0.5 %
Impact of:
     Exchange rates                                            (2.0)%        (7.7)%       (6.3)%        (5.3)%
     Acquisitions                                               0.0 %         0.0 %        0.1 %         0.0 %
     Disposals                                                 (1.6)%        (1.1)%       (0.4)%        (1.1)%

Underlying sales growth                                         2.3 %         6.4 %       14.2 %         7.2 %
     Price                                                      2.5 %         5.9 %        6.3 %         4.8 %
     Volume                                                    (0.2)%         0.5 %        7.5 %         2.3 %


Operating profit
     2007                                                         510           465          327         1 302
     2008                                                         991           437          387         1 815
Change current rates                                           94.4 %        (6.2)%       18.4 %        39.4 %
Change constant rates                                          96.4 %         2.5 %       29.2 %        46.2 %

Operating margin
     2007                                                      14.4 %        14.4 %       11.9 %        13.7 %
     2008                                                      28.3 %        13.9 %       13.2 %        19.0 %

Includes restructuring, business disposals and other items
     2007                                                      (1.3)%        (0.6)%       (0.7)%        (0.9)%
     2008                                                      11.9 %        (0.8)%        0.0 %         4.1 %


By operation - First Quarter
                                                Savoury,    Ice cream                 Home care
                                               dressings          and     Personal          and
EUR million                                  and spreads    beverages         care        other        Total

Turnover
     2007                                          3 375        1 614        2 749        1 790        9 528
     2008                                          3 426        1 622        2 720        1 803        9 571
Change                                             1.6 %        0.5 %       (1.1)%        0.7 %        0.5 %
Impact of:
     Exchange rates                               (4.3)%       (5.5)%       (6.2)%       (5.5)%       (5.3)%
     Acquisitions                                  0.0 %        0.2 %        0.0 %        0.0 %        0.0 %
     Disposals                                    (1.6)%       (1.1)%       (0.4)%       (1.2)%       (1.1)%
Underlying sales growth                            7.9 %        7.3 %        5.8 %        7.8 %        7.2 %

Operating profit
     2007                                            457          114          542          189        1 302
     2008                                            915          216          515          169        1 815
Change current rates                             100.1 %       89.5 %       (5.0)%      (10.7)%       39.4 %
Change constant rates                            107.6 %       97.8 %        1.3 %       (4.8)%       46.2 %

Operating margin
     2007                                         13.5 %        7.1 %       19.7 %       10.6 %       13.7 %
     2008                                         26.7 %       13.3 %       18.9 %        9.4 %       19.0 %


5     TAXATION

The tax rate for the first quarter was 22%, in line with the first quarter last year. The tax rate is calculated by dividing the tax charge by pre-tax profit excluding the contribution of joint ventures and associates. The tax charge for the first quarter includes EUR18 million (2007: EUR61 million) relating to United Kingdom taxation.


6     RECONCILIATION OF NET PROFIT TO CASH FLOW FROM OPERATING ACTIVITIES

EUR million                                                                           First Quarter
                                                                                       2008            2007

Net profit                                                                            1 407           1 074
Taxation                                                                                375             282
Share of net profit of joint ventures/associates and other income from
non-current investments                                                                (53)           (100)
Net finance costs                                                                        86              70
Operating profit (continuing and discontinued operations)                             1 815           1 326
Depreciation, amortisation and impairment                                               233             242
Changes in working capital                                                          (1 222)           (956)
Pensions and similar provisions less payments                                          (31)            (78)
Restructuring and other provisions less payments                                        (9)            (63)
Elimination of (profits)/losses on disposals                                          (540)            (55)
Non-cash charge for share-based compensation                                             22              37
Other adjustments                                                                         -             (2)
Cash flow from operating activities                                                     268             451


7     NET DEBT
                                                                                     As at             As at
                                                                                  31 March       31 December
EUR million                                                                             2008              2007

Total financial liabilities                                                        (9 799)           (9 649)
Financial liabilities due within one year                                          (4 121)           (4 166)
Financial liabilities due after one year                                           (5 678)           (5 483)
Cash and cash equivalents as per balance sheet                                       1 254             1 098
Cash and cash equivalents as per cash flow statement                                   934               901
Add bank overdrafts deducted therein                                                   320               197
Financial assets                                                                       167               216
Net debt                                                                           (8 378)           (8 335)

On 21 February 2008 Unilever issued Swiss franc notes to the value of CHF 600 million (EUR360 million) in two tranches: CHF 250 million with an interest rate of 3.125% and maturing in January 2012, and CHF 350 million at 3.5% maturing in March 2015.


8    MOVEMENTS IN EQUITY

EUR million                                                                           First Quarter
                                                                                       2008            2007

Equity at 1 January                                                                  12 819          11 672
Total recognised income and expense for the period                                      737           1 512
Movement in treasury stock                                                          (1 110)           (494)
Share-based payment credit                                                               22              30
Dividends paid to minority shareholders                                                 (6)             (6)
Currency retranslation gains/(losses) net of tax                                       (16)             (3)
Other movements in equity                                                               (9)              94
Equity at the end of the period                                                      12 437          12 805


During the quarter we completed the purchase of shares to the value of EUR604 million under the share buy-back programme announced in February 2008.


9    COMBINED EARNINGS PER SHARE


The combined earnings per share calculations are based on the average number of share units representing the combined ordinary shares of NV and PLC in issue during the period, less the average number of shares held as treasury stock.

In calculating diluted earnings per share, a number of adjustments are made to the number of shares, principally the following:
(i) conversion into PLC ordinary shares in the year 2038 of shares in a group company under the arrangements for the variation of the Leverhulme Trust and
(ii) the exercise of share options by employees.


Earnings per share for total operations for the first quarter were calculated as follows:



                                                                                      2008            2007

Combined EPS - Basic                                                              Millions of units
Average number of combined share units                                             2 839.9         2 890.5

                                                                                    EUR million
Net profit attributable to shareholders' equity                                      1 339           1 013

Combined EPS (Euros)                                                                  0.47            0.35

Combined EPS - Diluted                                                            Millions of units
Adjusted average number of combined share units                                    2 936.6         2 984.9

Combined EPS - diluted (Euros)                                                        0.46            0.34

Impact of RDIs on Earnings Per Share
                                                                                    EUR million
Total impact of RDIs on reported net profit (see note 3)                               356              29

Impact of RDIs on basic earnings per share (Euros)                                    0.12            0.01


Earnings per share in US Dollars and Sterling
Combined EPS (Dollars)                                                                0.71            0.46
Combined EPS - diluted (Dollars)                                                      0.68            0.44

Combined EPS (Pounds)                                                                 0.36            0.23
Combined EPS - diluted (Pounds)                                                       0.35            0.23


The numbers of shares included in the calculation of earnings per share is an average for the period. During the period the following movements took place in the numbers of shares included in the basic earnings per share calculation:

                                                                                             Millions
Number of shares at 31 December 2007 (net of treasury stock)                                  2 853.1
Net movements in shares under incentive schemes                                                   3.0
Share buy-back                                                                                 (29.2)
Number of shares at 31 March 2008                                                             2 826.9


10     OTHER INFORMATION

On 4 February 2008 Unilever announced that it had signed an agreement to acquire Inmarko, the leading Russian ice cream company, for an undisclosed amount. The transaction was completed on 2 April 2008. The company had a turnover in 2007 of approximately EUR115 million.

On 10 April 2008, Unilever entered into a settlement with Mars to bring an end to all claims made by Mars concerning Unilever's distribution arrangements for the sale of impulse ice cream. Prior to the settlement, Mars had initiated proceedings against Unilever in a number of European jurisdictions. The settlement does not imply any admission of liability on Unilever's part. The payment to be made by Unilever to Mars under the terms of the settlement has been fully provided for and is not material to Unilever's results.

Supplementary information in US Dollars and Sterling is available on our website at: www.unilever.com/ourcompany/investorcentre

The results for the second quarter and for the first half year 2008 will be published on 31 July 2008. The Annual General Meetings (AGM's) for Unilever PLC and Unilever N.V. will be held on 14 May and 15 May 2008 respectively.


ENQUIRIES
Media: Media Relations Team                     Investors: Investor Relations Team
UK +44 20 7822 6805 tim.johns@unilever.com      +44 20 7822 6830  investor.relations@unilever.com
or +44 20 7822 6010 trevor.gorin@unilever.com
NL +31 10 217 4844
tanno.massar@unilever.com

There will be a web cast of the results presentation available at: www.unilever.com/ourcompany/investorcentre/results/quarterlyresults/default.asp

8 May 2008